UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® and Linkem Build Mobile WiMAX™ Network for 2009 World Swimming Championship in Rome. Dated July 20th , 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® and Linkem Build Mobile WiMAX™ Network for
2009 World Swimming Championship in Rome

Advanced broadband wireless services will be supplied at the championship venue using Alvarion’s end-to-end mobile WiMAX solution

Rome, July 22, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, and Italian telecommunications company Linkem today announced that they will provide wireless broadband coverage for the 13th annual world swimming championship in Rome from July 17th through August 2nd. Linkem was recently selected by the championship’s organizing committee to create a wireless network using WiMAX and Wi-Fi technologies in both the indoor and outdoor areas of Rome’s Olympic Village. The network will provide coverage to an area of roughly 70,000 m². About 400,000 visitors, including over 1,800 journalists, from over 180 countries are expected to attend the championship at the Foro Italico stadium and enjoy a true 4G services.

Alvarion and Linkem will hold an exclusive press cocktail event at the championship hospitality booth during the evening of July 22nd. The joint event will be located inside the Foro Italico, hospitality village in the American Bar.

“This network built in cooperation with Alvarion will provide a glimpse of advanced wireless services we are bringing throughout Italy using the cutting edge capabilities of WiMAX technology,” said Davide Rota, CEO for Linkem. “The network will provide high-speed wireless communication to journalists, event organizers and visitors. Journalists will have the ability to report from the event in real-time, without delay.”

“This innovative application of 4G WiMAX technology presents seamless wireless connectivity for journalists from around the world covering and attending the event providing them with stable and reliable communication,” said Berge Ayvazian, 4G industry analyst from Yankee Group. “This project also showcases Linkem’s expansion of 4G services in Italy, providing mobile broadband connectivity everywhere it is needed, even at sporting events.”

The primary end user devices used for accessing the WiMAX service will include Alvarion’s recently launched BreezeMAX® USB device and indoor CPE. BreezeMAX USB is a compact wireless modem designed for fixed and mobile subscribers and enables plug-and-play operation with easy-to-install and self-provisioning capabilities. This product is suitable for laptop and desktop users and will allow them a continuous broadband connectivity from any location, any time.

“As Italy opens up to the benefits of WiMAX technology, consumers will demand ever increasing bandwidth irrespective of where they are located,” said Tzvika Friedman, president and CEO of Alvarion. “Linkem’s network at the world championship will showcase the latest broadband wireless applications available in the market today. Through our end-to-end turnkey WiMAX solutions, we can address all the connectivity requirements for the event, and ultimately provide a very good user experience for the event’s visitors.”

Alvarion will also enable TV coverage in the Hospitality Village booth through an outdoor CPE and camera on WiMAX feed.

About Linkem
Linkem S.p.A. is a telecommunications company that provides connectivity services for Internet through wireless systems (Wi-MAX, Wi-Fi, Hiperlan). It has purchased usage rights for WiMAX radio frequencies used in 13 Regions. Thanks to a 200 million Euro investment plan and a 50 million euro increase in capital approved last May, Linkem will be able to cover 80% of the national territory with the innovative WiMAX system by 2012. Up to now, projects have commenced in Lombardy, Veneto, Lazio, Campania, Apulia, Calabria and Sicily. The first provinces where the WiMAX system was installed were Brescia, Bari, Crotone and Latina.

Linkem has also gained solid experience by guaranteeing network connections to about 400 municipalities nationwide with Hiperlan technology, and by guaranteeing Wi-Fi coverage in the main high traffic sites, such as dozens of airports, several service station areas along the motorways, harbours, congress centres, auditoriums, public places, etc. Linkem’s high professional standards have allowed the company to win important contracts abroad, like the airports JFK in New York, O’Hare in Chicago and Heathrow in London.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: orders and revenues derived from the Open Range agreement can be substantially lower than expected due to a number of contingencies including lack of funding from the RUS and lack of orders from Open Range, potential impact on our business of the spread of the U.S. credit crisis and current global recession; the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd. in certain jurisdictions.

All other companies’ names, products, services may be the properties of their respective owners.